[Letterhead of Global Arena Holding, Inc.]

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:   Global Arena Holding, Inc.
      Item 4.01 Form 8-K
      Filed August 22, 2011
      File No. 000-49819

September 22, 2011

Dear Sir or Madam:

The above described company hereby acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,

/s/John Matthews
----------------------------
John Matthews
Chief Executive Officer